SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                              ENVIRO-RECOVERY, INC.
        (Exact Name of Small Business Issuer as Specified in Its Charter)



              Texas                               33-0507697
--------------------------------       -------------------------------------
       (State of Incorporation)        (Issuer's I.R.S. Employer I.D. Number)


                              Enviro-Recovery, Inc.
                                1610 Cornell Road
                           Green Bay, Wisconsin 54313
              (Address of principal executive offices and zip code)

                                 (920) 662-1052

                (Issuer's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.0001 par value per share




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ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

         Enviro-Recovery is in the business of recovering submerged timber located in lakes and rivers and processing this timber for a variety of commercial uses. Much of the timber we recover is old growth and rare species making our timber unique in the market. We currently recover submerged timber in North America, but our business plan includes expansion into South America where there are important resources of submerged timber. We have entered into an agreement to acquire a company located in the State of Para, Brazil which has the exclusive license in that state to remove sunken timber from the Amazon River system. Our current sales are primarily in North America but have the potential of being world wide because of the scarcity and special qualities of the products.

         Enviro-Recovery is an environmentally friendly company. Recovering and processing submerged timber is a sound alternative to logging live forests. Exploiting the submerged timber reduces the current pressures on existing forests throughout the world. Moreover, much of the useable submerged timber is old or first growth and rare species which are commonly subject to importation restrictions in or limitations or bans on logging in standing forests in many jurisdictions. Using the recovered timber reduces demands on existing forests and can be imported into jurisdictions were there are restrictions in place on newly felled timber.

Products

         We recover and process a wide variety of highly sought-after log species. These include oak (red and white), hard maple (regular, bird's eye and curly), yellow birch (much of which has red hearts), eastern hemlock, pine (red and white), cypress, American chestnut, beech, basswood and some other varieties that have been commercially unavailable for many years such as elm, cherry and walnut. The timber is mostly from the primeval forests of North America and can be over 500 years old, having the slow growth characteristics of high density and fine grain and textures similar to the wood found in antiques that were created in the 1700 and 1800's. The timber is commercially usable today because they have been preserved by the low oxygen content of the water.

         Lumber cut from old growth forests has many superior qualities generally not found in modern lumber. Many of the modern forests are genetically degraded because they have grown from stunted and malformed trees that the loggers left behind decades ago. Modern forests have grown quickly thereby producing intrinsically lower quality lumber. Old growth lumber is generally knot-free. Also the lumber produced from old growth timber is especially beautiful. The wood has very tight, clear graining because there are many more growth rings per inch as a consequence of the slow growth of the primeval forests. This wood generally has better physical properties because of the higher growth ring density. It is more rot resistant than modern growth lumber because the old growth trees consist mostly of heartwood. Heartwood contains aromatic oils and resins that repel insects and fungi and resist rot.

         The lumber produced by us is sold under the trademark Timeless Timber(R). This lumber is milled for specialty users of fine woods. We mill cut the lumber to meet customer specifications for their use. Timeless Timber is used in projects were the unique characteristics of old growth lumber defines or enhances the architectural design or product. Some of these uses include fine cabinetry, flooring, paneling, doors and architectural details. A significant use of Timeless Timber is in the making of fine furniture and home decorating accessories such as picture frames. Our lumber is important in the craft market



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where Timeless Timber is used in items such as pens, kitchen utensils, paintings on wood, jewelry, carvings and humidors. We also produce veneer from several rare species of woods.

Marketing

General

         We sell our lumber predominately through direct contact with our customers. We use brochures and direct mailings to generate leads. In addition, we have received free promotion in the form of news articles in major newspapers including; The New York Times, USA Today, The International Herald Tribune and Newsday. Television media coverage includes The Learning Channel, ABC World News Sunday, The Discovery Channel and Good Morning America, among others.

         We employ two persons to work exclusively in sales: one commission sales person and one sales representation firm.

Significant Customers

         Leick Furniture has been a significant customer during the years ending December 31, 1997 and 1998 and represented over 10% of our net sales in each year. Laser Specialists was a significant customer for the year ending December 31, 1998 and represented over 10% or our net sales for that year. For the nine months ending September 30, 1999, Leick Furniture and Fetco International, Inc. each represented greater than 10% of our net sales.

Supplies

         Critical to our success is a constant source of first growth timber. The failure to obtain the first growth logs of the different wood species we need for our unique product lines will limit our ability to supply the kind of lumber on which our business reputation is based and our business plan is founded and result in reduced sales and revenues. We believe there is an adequate supply of this timber available for recovery throughout the northern part of North America and in certain other areas of the world. Our current sources of supply are in the Great Lakes region, including Wisconsin, Michigan and Ontario, and in New York, Maine, Arkansas, Quebec and New Brunswick.

         The majority of the lumber we purchase is from independent contractors. We contract with most of these suppliers on a purchase order basis. Typically, an independent recovery firm will contact us when they have lumber of the type we are interested in purchasing. We will indicate our desire to purchase the lumber and arrange for payment upon delivery.

         We conduct efforts to locate sources of lumber. We employ aerial surveillance and sidescan sonar mapping of likely bodies of water. We use this information in our recovery efforts and to assist independent suppliers.

         We maintain an inventory of logs and milled lumber that can be further processed into products upon demand. The inventory of logs is built up during the summer and fall months because that is the period during which recovery efforts can be accomplished. We currently have inventory of unprocessed logs sufficient for five months of milling and an inventory of milled lumber sufficient to meet customer demand for three months. As our capital resources and business improve, we plan to increase these inventory levels as necessary.



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Despite our efforts to maintain and manage our inventory, it is possible that from time to time there will not be an adequate amount of logs available to operate at maximum economic efficiency or there will not be the species and amount of lumber desired by our customers. We have a seasonal need for capital during the summer and autumn months that is reflected in our financial statements. Any of these factors may result in the loss of business and impact our financial results and future development.

         In 1997 Willis & Willis E.C.C.O., a log supplier, and Steel City Carriers, Inc., a transportation company, each accounted for more than 10% of the accounts paid by our company. In 1998 no suppliers accounted for more than 10% of accounts paid. For the nine months ended September 30, 1999, Pend Oreille Pine and Wisconsin Central, Ltd. each represented accounts paid by us in excess of 10%.

Company Licenses for Recovery of Timber

         Once we locate underwater logs through aerial and sidescan sonar surveys, we apply for contracts for extracting the logs from the governing state agency in the United States and from the Ministry of Natural Resources in Canada. The application process can include approval from several government agencies at the local, state or provincial, and federal levels. Environmental impact and historical issues are examined in the approval process. The contracts, in general, provide a period, lasting from 1 to 5 years for extracting the logs. We use subcontractors to extract the logs from the permitted areas where the extraction is completed usually in the same season that the contracts are approved. We have obtained contracts in the past in the Province of Ontario, and the States of Wisconsin and New York. In the Province of Ontario and the State of Wisconsin, the contracts were awarded for specific areas where sidescan records show the underwater timber. In the State of New York, we hold a license to extract underwater timber form Lake Ontario and the St. Lawrence Seaway. Under that license, we can apply for permits from the New York Department of Environmental Conservation to extract logs from defined areas. Other persons would be subject to the same licensing protocols described above.

         In South America, we have entered into an agreement to acquire the assets of Eco-Wood, Ltd. The assets include the only licensing rights issued in Brazil by IBAMA (Instituto Brasileiro Do Meio Ambiente E Dos Recursos Naturais Renovaveis) and other governing agencies for extracting underwater logs from the Amazon River system in the State of Para.

Expansion of Business in South America

         We are pursuing an expansionary program in South America. We have located several areas where we believe there are significant reserves of submerged logs or timber that make recovery and processing efforts worth the time and investment. We entered into an agreement on November 20, 1999 to acquire Eco-Wood LTD, which currently is the only entity to have the right to recover logs from the Amazon River in the State of Para, Brazil. The lumber recovery rights are held by an affiliated company, Fund Amazon, which has exclusively contracted with Eco-Wood for the extraction of logs and performance under the license. This acquisition is subject to final due diligence. The asset acquisition is for a total of 3 million shares of common stock and the option to purchase 2.4 million shares of common stock contingent upon future performance of Eco-Wood stockholders in acquiring new timber reserves. In addition, Eco-Wood will receive a two percent commission on all related sales. Our plan is to process the lumber locally and market it internationally. Eco-Wood is currently operational and is processing the recovered logs at a leased mill in Breves,


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Brazil and selling lumber for export and in local markets. We believe there is an incalculable amount of timber because of the vastness of the Amazon River covered by the IBAMA license.

         On July 27, 1998, we entered into a joint venture purchase agreement with three affiliated Brazilian operations - Know How Madeiras Ltda., Lamituc Comercial Ltda., and R. Corte Real Barros - along with the individual owners of the operations, Rogerio Corte Real Barros and Gilberto de Paula Corte Real. The three operations are sawmills and related facilities located on Lake Tucurui, Brazil. The three operations have contract rights for the recovery submerged timber in the Lake Tucurui hydroelectric reservoir. Upon execution of this agreement and the payment of $100,000, we received a band saw and the first right of refusal of all wood subsequently recovered from Lake Tucurui by the three affiliated Brazilian operations. As of December 31, 1998, we had funded an additional $74,300 for the purchase of the Brazil operations. The terms of the acquisition and acquisition schedule were amended on March 3, 1999. The amended acquisition agreement terminated because the contracts were not released by the Brazilian government to the three Brazilian operations. Under the termination clause, the Brazilian operations shall refund the $74,300 to us. We continue to maintain that we are entitled to the right of first refusal for timber extracted by the Brazilian operations.

Facilities

         Our production facilities are located in Ashland, Wisconsin. We own a 125,000 square foot, covered manufacturing facility situated on approximately 30 acres of land. This plant was acquired from the City of Ashland in 1997 through an economic development agreement and subsequently improved and expanded to meet the needs of our specialized production requirements. The facilities include a band mill, steam kilns, a dimensioning plant and storage areas. Currently, the facilities have an overall production capacity of approximately 1.56 to 3.1 million board feet per year, depending on the mix of hardwoods and softwoods. We do not intend to further expand the facilities until the availability of capital allows and demand justifies the increased capacity. If required, we believe that the facilities currently have the space for future expansion in Ashland. As demand warrants, we will look at capacity expansion in Ashland as well as other locations. The location would be dependent on supply sources, regulation compliance costs and access to markets.

         Our executive offices are located in Green Bay, Wisconsin. We rent 400 square feet of space month to month for a net monthly rental of $475. We believe this space is adequate for our current needs.

Proprietary Rights

         We have registered with the United States Patent and Trademark Office the trademark Timeless Timber(R).

         We have developed proprietary techniques for processing water-saturated, old growth logs. There can be no assurance that others will not develop corresponding techniques or better techniques that will limit the advantage that we believe we currently enjoy in the processing of this type of lumber.

         We enter into confidentiality agreements with our employees and consultants and rely on laws relating to trade secrets and proprietary

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information for the protection of our various proprietary rights. We do not license the use of any of our technical information or other proprietary rights at this time, but if we do, we will rely on relevant statutory protections and contractual arrangements to protect our rights. There can be no assurance that these laws or agreements will provide a complete protection of our rights in the event of infringement by others. We will pursue in the courts the defense of our rights were we believe they have been violated. There can be no assurance that we will have the resources to fully prosecute any claims we bring or that any claim of ours will be decided in favor of the company.

Government Regulation

         Federal, state and local government agencies regulate the log recovery process. The regulations vary between country, state or provincial and local authorities. In general, the application process requires that an environmental impact study be approved by the governing state or provincial agency responsible for the environment of the waterway. The permit is usually reviewed by several government organizations including agencies responsible for fish and wildlife, state or provincial timber resources, the environment, water quality, historical artifacts, cultural concerns, and maintaining navigable waterways. Any of the agencies can stop the approval of the permit and our ability to extract underwater logs. When required by regulations, stumpage fees are paid for recovered timber to the state or provincial agency responsible for timber rights. The independent suppliers of underwater timber are affected by the same regulations as us. The length and complexity of the permitting process has significantly limited the development of the underwater log resources in North America.

         We have a license for importing underwater logs from the Province of Ontario. The independent suppliers in the Provinces of New Brunswick, Nova Scotia and Quebec handle export-licensing issues.

Competition

         We compete in the broad category of timber products which includes major companies such as Georgia Pacific and Boise Cascade. We, however, do not feel that these companies are direct competitors, as they do not actively harvest logs from the water. The underwater recovery segment of the market is a new market niche. Based on the information we have, Enviro- Recovery is the industry leader and we are not aware of any competitors which recover, saw, dry and dimension a wide variety of underwater timber species in wholesale quantities. We currently specialize in processing old growth hardwoods and softwoods, mostly from the Great Lakes region. We are aware of at least two companies that recover and process underwater wood in the southeastern United States; however these companies process mostly cypress and southern pine.

         We compete on the basis of our ability to obtain and process submerged timber that has unique characteristics not generally available. Although our products are more expensive, we believe the unique characteristics of the lumber support higher pricing than that of commodity lumber. The higher price for Timeless Timber results from the environmental, historical, and aesthetic value that recovered old growth timber provides.

         The reclaimed wood industry competes with Timeless Timber in the added value market for historic, environmental lumber. In that industry, companies


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extract timber from old wooden buildings that are being destroyed. Reclaimed wood differs from Timeless Timber in two ways. Not all the reclaimed timber is old growth wood. The reclaimed wood frequently has a distressed appearance including nail holes and cracks resulting from its previous use. Conversely, Timeless Timber is always made from old growth recovered wood that is in a similar condition to that on the date the log was cut. The reclaimed wood is commonly sold as flooring.

         Lumber that meets Forest Stewardship Counsel certification standards is a product that competes with Timeless Timber in the environmentally safe wood market. Certified wood sells for about 10% more in price than uncertified commodity wood. Wood sold with a FSC certification is cut from managed forests. Timeless Timber differentiates itself from the FSC certified wood by emphasizing that Timeless Timber is not harvested from live forests; rather it is a lost resource that is recovered from rivers and lakes. Buying Timeless Timber products saves trees.

Employees

         We currently have 28 employees. The employees include three executive officers, 23 persons in milling operations and two in sales


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

         When used in this Form 10 and in future filings by Enviro-Recovery with the Securities and Exchange Commission, the words or phrases "will likely result," management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

Selected Financial Data

         Because Enviro-Recovery continues to develop its products and sales efforts and is still in the earlier stages of its development, selected financial data would not be meaningful. Reference is made to the financial statements of Enviro-Recovery included elsewhere in the document. Our fiscal year is the calendar year. In this report are Enviro-Recovery consolidated audited financial statements for the twelve-month periods ending December 31st 1997 and 1998 and un-audited financial statements for the nine-month periods ending September 30th 1998 and 1999.

Qualified Report of Accountants

         The independent auditors' report of Schenck & Associates SC contains an unqualified opinion on the balance sheet as of December 31, 1998 and qualified opinions on the other financial statements. They state that because they were not engaged as auditors until after the end of the fiscal year 1998, they were not present to observe the physical inventories at December 31, 1997. Also, they have been unable to satisfy themselves concerning the inventory quantities on


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hand at that date by other auditing procedures. Therefore, they state that the scope of their work was not sufficient to enable them to express, and they do not express, an opinion on the statements of income, retained earnings and cash flows for the year ended December 31, 1998. They further state that since the inventory balances as of December 31, 1997 and 1996, materially affect the determination of the financial position, results of operations and cash flows, the scope of their work was not sufficient to enable them to express and they do not express, an opinion on the financial statements as of and for the year ended December 31, 1997.

Comparison of Fiscal Year 1998 to Fiscal Year 1997

Results of Operations

         Sales in fiscal year 1998 increased 172% to $460,424, compared with sales of $185,006 in fiscal year 1997. The increase in sales resulted from shipments to a new customer who manufactures hardwood furniture, and from improved retail sales from our mill store. For 1998 Leick Furniture and Laser Specialists were the only two accounts, which individually, were greater than ten percent of revenues.

         The gross loss on fiscal year 1998 sales was $214,828 compared to a gross loss of $7,921 in fiscal year 1997. The increased loss was a result of an increased cost of revenues from $192,927 in 1997 to $675,252 in 1998. In 1998 there was an additional $111,000 of depreciation recorded in cost or revenues as compared to 1997. As a development stage company, we have incurred costs associated with the increase of our production capacity. Due to low production relative to the total production capacity, a significant portion of these expenses flowed through cost of revenues as unabsorbed overhead expenses. In addition, a number of one-time costs were incurred in the development and refinement of our proprietary drying process.

         The operating expenses for fiscal year 1998 were $1.4 million compared to $1.2 million of operating expenses for 1997. The 16% increase in operating expenses was a result of a significantly greater increase in log supply identification costs from aerial surveys and sonar scanning. This increase was offset by a decrease in costs associated with the acquisition of permits and contracts for log extraction incurred in 1997.

         The loss from operations in fiscal year 1998 increased 33%, to $1.6 million from the 1997 loss of $1.2 million. As mentioned above the increase loss was a result of unabsorbed costs associated with excess production capacity relative to low sales volume, and increased costs associates with sonar scanning and aerial survey.

         The net loss in fiscal year 1998 increased 94%, to $2.4 million from a net loss of $1.2 million in fiscal year 1997. In addition to the loss from operations, the net loss reflects an increase in other expenses to $816,833 in 1998 from $26,968 in 1997. The increase in other expenses is a result of increased interest expenses associated with debt incurred to finance inventory increases, and debt associated with equipment purchases including kilns, high speed saw and materials handling equipment, and a loss on disposal of equipment, the closing of a retail operation in Bayfield, Wisconsin, and the loss on disposition of a residence in Ashland, Wisconsin.

Liquidity and Capital Resources

         The current assets on December 31, 1998 increased 123% to $2,011,721, compared with the assets of $901,192 on December 31, 1997. The increase in current assets reflected an increase in end of the year cash, inventories and

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prepaid expenses. The end of the year cash increased to $201,547 for 1998 from
$187,859 for 1997. The inventory for December 31, 1998 increased to $1,678,673 from $652,931 on December 31, 1997. We built inventory during 1998 in order to reach minimum quantities of lumber for wholesale of 12 species and 3 grades of wood. The prepaid expenses at the end of fiscal year 1998 increased to $121,194 from $48,805 at the end fiscal year 1997. The increase in prepaid expenses reflects advances made to wood suppliers and prepaid interest.

         Net property and equipment increased 57% to $2.9 million on December 31, 1998, from $1.8 million on December 31, 1997. The increase in fixed assets was a result of purchases of drying kilns, a high speed saw, and materials handling equipment, offset by an increase in related depreciation expense and the abandonment of replaced equipment.

         The total assets increased 84%, to $5.1 million on December 31, 1998, from $2.7 million on December 31, 1997. The increase in total assets was a result of increases in the current assets and the net property and equipment described above and the addition to other assets reflects an investment in a Brazilian based company, the purpose of which is to extract underwater logs from the Tucurui hydroelectric reservoir. This was an initial investment to determine the feasibility of operations and is secured by equipment and future sales credits.

         Current liabilities increased 100%, to $2.8 million on December 31, 1998, from $1.4 million on December 31, 1997. The increase in current liabilities is a result of an increase in short term notes to fund the increase in inventories, and an increase in trade payables and accrued interest related to the increase in long and short term debt. The current ratio improved from 0.63% in 1997 to 0.71% in 1998 reflecting the conversion of short term notes to equity.

         Long term debt, less current maturities, increased 205%, to $2.5 million on December 31, 1998, from $0.8 million on December 31, 1997. The increase in long term debt, less current maturities, is a result of funding for kilns, scanning equipment, dimension equipment, and materials handling equipment.

         In 1998, capital stock and additional paid in capital increased $1.7 million. This increase was the combination of long and short-term debt of $.4 million and private placements of common stock. Private placements made up the balance of $1.25 million , with the largest being $.5 million, the next largest being $159,000 and the remainder in amounts of less than $100,000.

         Net cash increased in 1998 by $13,000 and increased by $171,000 in 1997. In addition, inventories increased $1,026,000 and $595,000, respectively. The other major use of cash was the purchase of property and equipment of $1,667,000 in 1998 and $1,250,000 in 1997. These uses of cash were offset by issuance of long-term debt of $1.67 million in 1998 and $1,25 million in 1997. Other sources of cash were respectively in 1998 and 1997, the issuance of common stock of $1.2 million and $1.5 million and proceeds from notes payable of $1.5 million and $.74 million.

         In summary, total liabilities increased 137%, to $5.3 million on December 31, 1998, from $2.2 million on December 31, 1997. Stockholders equity decreased to a deficit of $246,408 on December 31, 1998 from a surplus of $499,688.

         The above analysis does not include the tax benefits of a loss carry forward of approximately $4,000,000.



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Comparison of Nine Months Ended September 30 1999 to September 30, 1998

Operating Results

         In 1999 net revenues increased over 1998 by $485,000 or 186.5%. This increase was predominately due to the addition of a new account, Fetco International, Inc. which manufactures and sell picture frames. In addition, revenues increased for woodcrafting and retail products. Two accounts, Fetco International, Inc. and Leick Furniture each represented more than ten percent of our 1999 nine-month revenues.

         Cost of revenues increased $661,000 or 172.8%. This increase reflected the higher sales volume. We had a negative gross profit for each nine month period reflecting the continuing developmental nature of the company and the unabsorbed overhead due to low production levels relative to total capacity. The gross profit improved from 1998 to 1999 reflecting the increased volume absorbing the fixed manufacturing overhead.

         Operating expenses for the first nine months of 1999 were $1.0 million as compared to $1.1 million in 1998. The increase in expenses was due to increased side-scanning and other supply exploration costs incurred during 1999 as we sought to increase our sources of supply of recoverable timber. The total operating loss for the first nine months reflected these increased costs.

         Other expenses decreased in 1999 reflecting the decrease in settlement expenses of $141,000. Interest expense in 1999 was $456,000 compared to $482,000 in 1998. The decrease of $26,000 resulted from added debt to finance for new manufacturing equipment offset by the reduction of interest expense on debt that was converted to common stock.

         We continue to elect not to recognize the tax loss carry forward as a deferred asset. As of September 30, 1999 we have an aggregate $5.4 million tax loss carry forward.

Liquidity and Capital Resources

         In 1999 our operating activities used $2.4 million compared to $1.8 million in 1998. This reflects a net increase in inventory of $450,000 during the first nine months of 1999 compared to a decrease of $45,000 in inventory during the same period in 1998. Also in the first nine months of 1999 our accounts payable decreased $211,000 while in 1998 they increased $93,000.

         In 1999 we invested $800,000 in kilns, a new saw and materials handling equipment. In 1998 we used $1.2 million in investment activities for building upgrades and manufacturing equipment and $200,000 in one of our Brazilian ventures.

         During the first nine months of 1999, we financed a portion of our cash needs with the issuance of $500,000 of notes and the sale of common stock for $4,000,000 in private placements. This capital was used in part to finance mill equipment additions and the balance was used to fund our operations. In 1999 we retired an aggregate of $100,000 in long-term debt. Approximately $900,000 in current notes payable was converted into common stock.

         Because our business continues to be in the developmental stage and our expenses exceed our limited revenue from operations, we will continue to require substantial amounts of additional debt and equity capital to continue to


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operate. We have no assured sources of capital at this time. To the extent we are unable to obtain needed capital, we may have to limit our operations or curtail our business. If we sell debt securities or borrow funds, the interest charges may have an adverse impact on working capital and operations. If we sell additional equity capital, current investors will experience dilution, possibly at significant levels. If we are unable to obtain adequate capital, our independent auditors may qualify their report as to our ability to continue as a going concern.

Other Events

         We entered into an agreement on November 20, 1999 to acquire Eco-Wood LTD, which currently is the only entity to have the right to recover logs from the Amazon River system in the State of Para, Brazil. The recovery rights are held by an affiliated company, Fund Amazon, which has exclusively contracted with Eco-Wood for the extraction of logs and performance under the license. This acquisition is subject to final due diligence. The asset acquisition is for a total of 3 million shares of common stock and the option to purchase 2.4 million shares of common stock contingent upon future performance of Eco-Wood stockholders in acquiring new reserves. In addition, Eco-Wood will receive a 2 percent commission on all related sales. Eco-Wood is currently operational and is processing the recovered logs at a leased mill in Breves, Brazil and selling lumber for both the export and local market.


Year 2000 Preparedness

Overview

         We have evaluated the potential impact of the situation commonly referred to as the "Year 2000 Issue". Y2K concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to property interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally. The potential costs and uncertainties associated with Y2K will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates.

Accounting

         Our management believes that the computer programs it uses are Y2K compliant because it relies on recently acquired, readily available commercial computer programs.

Other Entity Compliance

         The failure of other entities with which we do business, such as the utilities, banks and other providers, to be Y2K compliant may cause our systems issues or affect our business, none of which are yet apparent to our management.

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Contingency Planning

         Our management does not have a contingency plan for its computer systems that may be found not to be Y2K compliant. Management does not have a contingency plan in the event a critical service; supplier or customer will not be Y2K compliant.

Cost of Year 2000 Compliance

         We have not spent any amount on Y2K compliance. For the future, we do not expect to spend any material amount on Y2K compliance.


ITEM 3.  DESCRIPTION OF PROPERTY

         See Section I, Item 1, Facilities, for a description of our property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of shares of the common stock by (1) each person known to be the owner of more than 5% of the outstanding shares of common stock, (2) each director and (3) all executive officers and directors as a group. The information is as of December 31, 1999, and it is based on information obtained from each of the below named persons. On December 31, 1999 there were 71,095,611 shares of common stock outstanding. The following table does not include any securities held by or subject to options issued to Mr. Greg Grambow because his employment with the company as president and chief executive offer has been suspended as a leave of absence with pay. Mr. Grambow is a director, however, his resignation is expected. The actual number of shares and options that Mr. Grambow will hold after his employment severance is finalized is being negotiated.



                                                  Number of Shares   Percent of
                                                  of Common Stock   Ownership of
                                                   Beneficially**   Common Stock
Name of Beneficial Owner                               Owned        Outstanding

Steven Schock                                       6,246,500(1)       8.2%
David Neitzke                                       2,100,000(2)       2.9%
William Heide                                         942,000(3)       1.3%
Jeffrey Noeldner                                    4,400,000(4)       6.0%
Jeff Wierichs                                       1,000,000(5)       1.4%
Thomas Evinrude                                    10,972,217(6)      14.4%
Directors and officers
  as a group (5 persons)                           14,688,500(7)      18.2%

*        Less than 1%.

** Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1) Includes options to purchase 5,000,000 shares of common stock currently exercisable.

(2) Includes options to purchase 2,100,000 shares of common stock currently exercisable. Excludes options to purchase 400,000 shares of common stock not currently exercisable.

(3)  Includes options to purchase 50,000 shares of common stock.

(4) Includes options to purchase 2,000,000 shares of common stock currently exercisable. Excludes options to purchase 1,000,000 shares of common stock not currently exercisable.

(5) Includes options to purchase 500,000 shares of common stock which we are currently obligated to issue.

(6) Includes 5,250,000 shares in the Thomas Armitage Evinrude Irrevocable Trust of 1998, Henry J. Loos Trustee, which trust is for the benefit of Mr. Evinrude. Includes 752,000 shares of common stock owned directly by Mr. Evinrude. Includes 4,970,217 shares of the common stock which may be issued upon conversion of an aggregate of $1,491,065 of debt and interest at the rate of $.30 per share of common stock.

(7)  See notes 1 through 5 above.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


        Our directors and officers as set forth in the table below.

                                               Director
Name                            Age             Since         Position

Jeffrey Wierichs                42               1999         Acting Chief
                                                              Executive Officer
                                                              and Director
Steven Schock                   43               1998         Director
David Neitzke                   45               1998         Director
William Heide                   68               1997         Director
Jeffrey Noeldner                33               1998         Director
Greg Grambow                    52               1999         Director

         Mr. Jeffrey Wierichs has been a director of the Company since 1999 and has been acting chief executive officer since January 2000. Mr. Jeffrey Wierichs has owned and operated Packerland Chiropractic since 1991, and Kaleis Chiropractic since 1995. He is a founding partner of Progressive Development, a company formed in 1992 that invests in commercial real state. Dr. Wierichs received a B.S.. in marketing in 1991 from the University of Wisconsin and Master's degrees in Management and Public Administration from Webster University in 1994. In 1979 he was commissioned as an officer in the United States Army though a ROTC program. He currently holds the rank of Lt. Colonel in the Finance Corps of the US Army Reserve. In 1990 he graduated from National College of Chiropractic as a chiropractor physician.

         Dr. Steven Schock was the president and chief executive officer from May 1998 to September 1999 when he resigned as president and chief executive officer. Dr. Schock has been a director since May 1998. Prior to becoming president and CEO of the company, Dr. Schock was an Associate Professor in the Department of Ocean Engineering at Florida Atlantic University where he conducted research in remote sensing of the seabed and the development of acoustic imaging sonar. Since resigning as CEO, Dr. Schock resumed his research at Florida Atlantic University in a position as Research Scientist.. In 1989 Dr. Schock started a high technology company, Precision Signal, Inc., in which he retains a 50% interest. Dr. Schock is a graduate of the US Naval Academy and served as an officer and engineer on a nuclear submarine. Dr. Schock holds a Doctorate from the University of Rhode Island in Ocean Engineering.

         Mr. David Neitzke has been the vice president and treasurer and a director of the company since 1998 and the chief operations officer of Superior Water Logged Lumber Company since 1989. Mr. Neitzke has been actively engaged in the hardwood lumber business since 1984. From 1984 to 1986 Mr. Neitzke worked for Red Hawk Lumber, Inc., a custom lumber mill. He formed River Valley Forrest, Inc. and River Valley Logging, Inc. in 1986, companies that specialized in sawing veneer and high grade logs, which he operated from founding until 1990. From 1990 to 1991, Mr. Neitzke worked for the City of Mondovi, Wisconsin to establish a large scale sawmill and dimension mill as part of the overall economic development plan for the city.

         Mr. William Heide has been a director of the Company since 1997. Mr. Heide spent 48 very successful years in the jewelry industry, including 28 years with Weisfield Jewelers, a northwest jewelry chain. In 1955, Mr. Heide became District Manager of Weisfield stores throughout Washington, Oregon, Alaska and California. In 1960, Mr. Heide was appointed Merchandise Manager in charge of all store buys. In 1957, Mr. Heide was appointed Executive Vice President. Mr. Heide was a Member of the Weisfield Jewelers Board of Directors from 1957 to 1964. In 1975, Mr. Heide accepted a position as Vice- President of Marcus & Company, a division of Kay Jewelers. Mr. Heide was promoted to Executive Vice President of Marcus & Company in 1981 and to President in 1985, position he kept until 1990 when Sterling Jewelers acquired Kay Jewelers. Mr. Heide served as a Member of the Board of Directors for Kay and Marcus from 1985 to 1990. Mr. Heide retired on July 30, 1994.

         Mr. Jeffrey Noeldner has been a director since 1998. Mr. Noeldner is also the president and member of the board of the following companies: Hullos, Inc., a company in the marina and restaurant business, Deli Concepts, Inc., a franchise developer company in Wisconsin, Minnesota and Michigan, and Buns. Inc., OBA and operating company for Schlowtzky's. Mr. Noeldner has owned Hullos, Inc. since 1998 and Deli Concepts, Inc. and Buns, Inc. since 1994. Prior to these positions Mr. Noeldner was the president of Advantage Finance Company for two years. Mr. Noeldner obtained his degree of Business Administration from University of Wisconsin.

         Mr. Greg Grambow was the President and Chief Operating Officer of the Company from September 1999 to January 2000. Mr. Grambow is a director. Mr. Grambow's employment and directorship are the subject of termination negotiations. Mr. Grambow was the President of Barrington Company, a business and financial consulting firm, from 1994 until September 1999. Before his employment with Barrington, he was the President of Smileage Dental Services, Inc., a staff model independent practitioners association and dental health maintenance organization.

Board Meetings and Committees

         During the fiscal year ended December 31, 1998, the board of directors met on nine occasions and took written action on nine occasions. All the members of the board of directors attended the meetings. The written actions were by unanimous consent. The board of directors has established no committees. Directors serve for a term of one year after election or until their earlier resignation or their successor is elected or appointed and qualified.


ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

         The tables below summarize the compensation of each executive officer of Enviro- Recovery at the end of 1998 fiscal year for all his services to us and our subsidiaries:


                                            SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------
                                                                                                 Long Term
  Name and Principal Position                  Fiscal Year        Annual Compensation           Compensation
                                                                                              Options Granted
-------------------------------------------  ----------------  ------------------------- --------------------------
  Steven Schock *                                  1998                 $48,000                  5,000,000
  Chairman of the Board,
  President and Director

  David Neitzke, Vice President                    1998                 $68,000                  2,000,000
  and Director

===========================================  ================  ========================= ==========================

     * Mr. Schock resigned as the president and chief executive officer on September 3, 1999 but remains a director. From September, 1999 to early January, 2000 Mr. Greg Grainbow assumed the offices of president and chief executive officer. From January, 2000, Mr. Jeffrey Wierichs has served as the acting chief executive officer.

7478.2
                                                        -14-

                                         OPTION/SAR GRANTS IN LAST FISCAL YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                % of Total
                                                               Options/SARs
                                  Number of Securities          Granted to           Exercise or
                                       Underlying          Employees in Fiscal        Base Price
  Name                            Options/SARs Granted             Year               ($/share)       Expiration Date
------------------------------  ------------------------ ------------------------  ----------------  ------------------
  Steven Schock                        5,000,000                   52%                   $.10           May 2, 2008

------------------------------  ------------------------ ------------------------  ----------------  ------------------

  David Neitzke                        2,500,000                   26%                   $.10           June 4, 2005

==============================  ======================== ========================  ================  ==================

                                  AGGREGATE FISCAL YEAR-END OPTION/SAR VALUES
---------------------------------------------------------------------------------------------------------------------

                            Number of Unexercised Options/SARs at Fiscal        Value of Unexercised In-the-Money
                                            Year End (#)                         Options/SARs at Fiscal Year End
                         -------------------------------------------------- -----------------------------------------
  Name                          Exercisable             Unexerciseable          Exercisable         Unexerciseable

------------------------ -------------------------  ----------------------- -------------------- --------------------
  Steven Schock                  5,000,000                     0                 $1,150,000               $0

------------------------ -------------------------  ----------------------- -------------------- --------------------

  David Neitzke                  2,000,000                  500,000               $460,000             $115,000

======================== =========================  ======================= ==================== ====================

     The value of the unexercised in-the-money options/SARs in the above table is based on the share price of $0.33, the bid price at the market closing on December 31, 1998.

Remuneration of the Board of Directors

     A director who is an employee does not receive any compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Key-man Life Insurance

     We do not own life insurance covering the death of any officer, director or other key employee.

1998 Performance Equity Plan

     In 1998, we adopted the 1998 Performance Equity Plan covering 12,000,000 shares of common stock. The stockholders of Enviro-Recovery approved the plan on March 20, 1999. Under the plan, we may issue awards to our directors, officers employees and consultants. The awards include stock options, restricted stock, deferred stock, stock appreciation rights, reload options and other stock based awards. The plan will terminate when there are no more shares of common stock available for issuance or on June 5, 2008. The plan is administered by the board of directors or a committee of the board of directors. These bodies have the authority to determine the terms of any specific award, in compliance with the general terms of the plan. Currently, there are 3,620,000 shares of common stock reserved for outstanding awards under the plan.

Other Stock Options, Warrants and Convertible Securities

     In addition to the outstanding awards under the 1998 Performance Equity Plan, Enviro- Recovery has issued rights to acquire up to 30,062,767 shares of common stock. The rights have been issued as stock options and warrants and convertible debt. The terms of these rights vary as to exercise price and the term during which they may be exercised.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The authorized capital stock consists of 250,000,000 shares of capital stock of which 248,000,000 are designated as shares are common stock, $0.0001 par value and 2,000,000 are designated as shares of preferred stock, $0.001 par value. As of December 31, 1999 there were 71,095,611 shares of common stock issued and outstanding.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, the holders are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all our liabilities and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, and when issued, the shares of common stock offered hereby, are fully paid and non-assessable.

Preferred Stock

     The board of directors has the ability to issue preferred stock and establish the rights of any preferred stock being issued at the time of issuance without any shareholder approval. The preferred stock may be issued in one or more classes or series and may have various rights established, such as rights to dividends, liquidation preferences, and voting. These rights may be subordinate or superior to the rights of the holders of the common stock and other classes of securities outstanding.

Stock Transfer Agent

     The stock transfer agent for the common stock is Madison Stock Transfer, Inc., P.O. Box 290-145, Brooklyn, New York.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

        Our common stock was traded on the OTC Bulletin Board until November 18, 1999 and is currently traded on the "pink sheets" under the symbol EVRE. Our common stock is only traded on a limited or sporadic basis and this should not be deemed to constitute an established public trading market. There is no assurance that the common stock will be actively traded in the future. Therefore, there can be no assurance that there will be liquidity in the common stock.

     Below is a table indicating the range of high and low bid information for the common stock for each full quarterly period within the two most recent fiscal years and for the first three quarters of 1999. This information has been obtained from the National Quotation Bureau, LLC.

Quarterly Period                                  High                              Low
-----------------                                 ----                              ----
Fiscal Year 1997
         Jan. 1 - Mar. 31                         N/A                               N/A
         Apr. 1 - Jun. 30                         $9.00                             $3.25
         Jul. 1 - Sep. 30                         $5.375                            $1.125
         Oct. 1 - Dec. 31                         $2.34375                          $0.4375
Fiscal Year 1998
         Jan. 1 - Mar. 31                         $1.3125                           $0.3125
         Apr. 1 - Jun. 30                         $1.00                             $0.50
         Jul. 1 - Sep. 30                         $0.60                             $0.20
         Oct. 1 - Dec. 31                         $0.70                             $0.16
Fiscal Year 1999
         Jan. 1 - Mar. 31                         $0.70                             $0.29
         Apr. 1 - Jun. 30                         $0.35                             $0.15625
         Jul. 1 - Sep. 30                         $0.25                             $0.17
         Oct. 1 - Dec. 31                         $0.24                             $ .09


Holders

     As of December 31, 1999, there were 602 holders of record of the common stock.

Dividend Policy

     We have never declared or paid cash dividends on the common stock. We anticipate that all future earnings will be retained for working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.


ITEM 2.  LEGAL PROCEEDINGS

        There are no legal proceedings in which we are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Schenck & Associates SC, certified public accountants, was engaged by us on July 29, 1999 as our independent accountants. We are unaware of any disagreements or other issues, which are required to be disclosed by the rules and regulations applicable to this Form 10.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Issuances in connection with 1997 merger

     On June 2, 1997, Enviro-Recovery effected a merger with a Resource Recovery, Inc. In the merger, Enviro-Recovery issued an aggregate of 15,435,369 shares of common stock pursuant to Rule 504 of Regulation D, under the Securities Act.

     On December 16, 1997, Enviro-Recovery issued an additional 39,930 shares of common stock to reconcile variances in the shareholders list dated June 2 1997 in connection with the merger of Resource Recovery, Inc. and Enviro-Recovery and an amended shareholders list. The shares of common stock were issued pursuant to Rule 504 of Regulation D, under the Securities Act.

     On February 29, 1999, March 10,1999 and May 28, 1999, Enviro-Recovery issued an additional 121,000 shares of common stock to settle additional reconciliations of the June 2, 1997 shareholders list of Resource Recovery, Inc. and further amended shareholder lists. The shares of common stock were issued pursuant to Rule 504 of Regulation D, under the Securities Act.

Settlement of outstanding consulting and service obligations and year-end bonus

     On December 16, 1997 and January 27, 1998, Enviro-Recovery issued an aggregate of 1,243,500 shares of common stock to settle amounts owed to various former employees and consultants for services rendered and as bonus shares to the then employees. The shares were issued pursuant to Section 4(2) of the Securities Act. Each of the investors represented that they were buying for investment purposes and received certificates with legends against their transfer unless in compliance with the securities laws of the United States and relevant state jurisdictions.

Private placements of common stock

     Enviro-Recovery sold the below listed amounts of common stock at the specified aggregate dollar amounts in private offerings to investors pursuant to
Section 4(2) of the Securities Act.

        (A) On June 4, 1998, Enviro-Recovery sold an aggregate of 9,605,000 shares of common stock to ten persons for an aggregate consideration of $960,000 pursuant to conversion of outstanding loans and the sale of stock.

        (B) On July 21, 1998, Enviro-Recovery issued an aggregate of 30,000 shares of common stock in settlement of a claim of payment for services previously rendered by legal counsel.

        (C) On June 30, 1998, Enviro-Recovery issued 666,667 shares of common stock for the conversion of an outstanding loan from an individual in the amount of $100,000.

        (D) On dates in October and November 1998, Enviro-Recovery issued an aggregate of 1,587,000 shares of common stock to an individual for an aggregate consideration of $158,000.

        (E) On dates in November and December 1998 and January 1999, Enviro-Recovery issued an aggregate of 10,835,000 shares of common stock to sixteen persons for an aggregate consideration of $1,083,000.

        (F) On February 23, 1999, Enviro-Recovery issued 5,000 shares of common stock in exchange for consulting services.

        (G) On March 1, 1999 and March 26, 1999, Enviro-Recovery issued an aggregate of 5,000,000 shares of common stock to six persons for an aggregate consideration of $500,000

        (H) On March 29, 1999, Enviro-Recovery issued an aggregate of 5,000,000 shares of common stock to eleven persons for an aggregate consideration of $500,000.

        (I) On May 10, 1999, May 12, 1999 and May 28, 1999, Enviro-Recovery issued an aggregate of 4,442,050 shares of common stock to four persons, each of which was a stockholder and one of which was a director of the company, upon conversion of outstanding loans aggregating $444,205.

        (J) On May 28, 1999, Enviro-Recovery issued an aggregate of 265,395 shares of common stock to two persons in settlement for the claim of outstanding amounts due for consulting services rendered in 1997.

        (K) On October 6, 1999 and October 8, 1999, Enviro-Recovery issued an aggregate of 7,100,000 shares of common stock to nine persons, each of which is a shareholder of the company, for an aggregate consideration of $725,000.

Sales of common stock pursuant to Rule 504

     The following is a list of sales of common stock of Enviro-Recovery to persons on the specified dates of the listed amounts pursuant to Rule 504, under Regulation D of the Securities Act.

                                                                    Aggregate
    Date        Per Share Amount        Number of Shares          Consideration
  10/14/98            $ .16                12,500                      $2,000
  10/16/98            $ .17                58,824                     $10,000
  10/03/98            $ .22                 9,091                      $2,000
  09/28/98            $.210                25,000                      $5,250
  09/30/98            $.213                15,000                      $3,188
  10/19/98            $.160                30,000                      $4,800
  10/16/98            $.145                15,000                       2,168
  10/09/98            $.144                13,841                      $2,000
  10/09/98            $.144                13,841                      $2,000

                                                                     Aggregate
    Date        Per Share Amount        Number of Shares          Consideration
  11/09/98            $.189                52,824                     $10,000
  11/11/98            $.170                17,647                      $3,000
  10/23/98            $.150                33,333                      $5,000
  11/23/98            $.187                53,476                     $10,000
  11/03/98            $.170                14,706                      $2,500
  11/04/98            $.170                39,000                      $6,630
  11/03/98            $.136                 3,676                        $500
  11/03/98            $.170                 7,647                      $3,000
  10/27/98            $.170                58,824                     $10,000
  01/08/99            $ .10               150,000                     $15,000
  01/08/99            $ .10                50,000                      $5,000
  12/22/98            $ .18                61,920                     $10,000
  01/19/99            $ .35                78,500                     $27,475
  12/08/98            $ .20                15,000                      $3,000
  12/31/98            $ .33               122,699                     $40,000
  12/22/98            $ .16                80,495                     $13,000
  12/28/98            $ .17                29,412                      $5,000
  01/22/99            $ .35                14,285                      $5,000
  01/21/99            $ .30                40,000                     $12,000
  01/06/99            $ .28                20,000                      $5,610
  12/22/98            $ .18                 1,920                     $10,000
  12/24/98            $ .16                18,576                      $3,000
  01/14/99            $ .35                22,857                      $8,000
  01/15/99            $ .35                28,571                     $10,000
  01/21/99            $ .23             1,304,348                    $300,000
  12/29/98            $ .10               150,000                     $15,000
  12/18/98            $ .10               100,000                     $10,000
  01/31/99            $ .17                88,235                     $15,000
  01/21/99            $ .30               124,720                     $37,416
  04/06/99            $ .28               272,532                     $76,308
  04/06/99            $ .28               290,468                     $81,000
  07/17/99            $ .16               813,325                    $130,132
  07/17/99            $ .16               500,000                     $80,000

Use of Proceeds

        All the proceeds of the above offerings, unless otherwise indicated, were used for general working capital purposes.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Texas Business Corporation Act permits Texas corporations such as ours to include in the articles of incorporation a provision eliminating or limiting directors' exposure to liability for monetary damages for breaches of their duty of care as directors, if the director acted in good faith and with ordinary care. The act does not eliminate the directors' liability for monetary damages for acts or omissions not in good faith or involving the intentional violations of law, the improper purchase or redemption of stock, payment of improper dividends or any transaction from which the director received an improper personal benefit.

     The act also permits Texas corporations to include in the articles of incorporation a provision to indemnify any and all persons it has the power to indemnify . The act provides that a Texas corporation may indemnify a person who was, is or is threatened to be made a named party in a proceeding because the person is or was acting on behalf of the corporation. The indemnification by the corporation may be made if it is determined that the person conducted himself in good faith, reasonably believed that the conduct was in the corporation's best interests if the indemnitee is a director, or was at least not opposed to the corporations' best interests if the person was someone other than a director. Directors may not be indemnified if the person improperly benefitted personally or the person is found liable to the corporation. The indemnification may be in respect of judgments, penalties, fines, settlements and reasonable expenses actually incurred.

     We have implemented the above described provisions in our articles of incorporation. In addition, our by-laws provide for similar provisions. We do not have separate agreements of indemnification or advancement of expenses. We have obtained directors and officers insurance.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred by a director, officer or controlling person in successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being offered or sold, we will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the federal securities laws, and will be governed by the final adjudication of such case.

                                    PART F/S

        Our financial statements are included in this report beginning on page F-1, immediately following in this section.

                              ENVIRO-RECOVERY, INC.
                                AND SUBSIDIARIES


                        Consolidated Financial Statements

                           December 31, 1998 and 1997

                   Together With Independent Auditors' Report

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES


                                    CONTENTS


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               2

FINANCIAL STATEMENTS - DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Consolidated Balance Sheet                                      F-3 to F-4

     Consolidated Statements of Operations                              F-5

     Consolidated Statements of Stockholders' Equity                    F-6

     Consolidated Statements of Cash Flows                           F-7 to F-8

     Conolidated Statement of Expenses                                  F-9

     Consolidated Statement of Revenues                                 F-10

     Notes to Consolidated Financial Statements                     F-11 to F-21


FINANCIAL STATEMENTS - SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

     Consolidated Balance Sheet                                     F-22 to F-23

     Consolidated Statements of Operations                             F-24

     Consolidated Statements of Cash Flows                             F-25

     Consolidated Statements of Stockholders' Equity                   F-26

     Notes to Consolidated Financial Statements                     F-27 to F-32

                          Independent Auditors' Report



Board of Directors and Stockholders
Enviro-Recovery, Inc. and Subsidiaries
Ashland, Wisconsin


We were engaged to audit the accompanying consolidated balance sheets of ENVIRO-RECOVERY, INC. AND SUBSIDIARIES as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management.

Except as explained in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged as auditors until after the end of the year, we were not present to observe the physical inventories at December 31, 1997 and December 31, 1996 (stated at $ 652,931 and $57,836, respectively), and we were unable to satisfy ourselves concerning inventory quantities on hand at those dates by other auditing procedures. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the statements of income, retained earnings and cash flows for the year ended December 31, 1998.

Since the inventory balances as of December 31, 1997 and 1996, materially affect the determination of financial position, results of operations, and cash flows, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the financial statements as of and for the year ended December 31, 1997.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Enviro-Recovery, Inc. and Subsidiaries as of December 31, 1998, in conformity with generally accepted accounting principles.





Green Bay, Wisconsin
November 1, 1999

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997


      ASSETS                                               1998           1997
      ------                                               ----           ----

Current assets
    Cash                                               $  201,547     $  187,859
    Receivables:
      Trade                                                 6,886          6,154
      Other                                                 3,421          5,413
    Inventories                                         1,678,673        652,931
    Prepaid expenses                                      121,194         48,805
                                                       ----------     ----------

Total current assets                                    2,011,721        901,162
                                                       ----------     ----------
Property and equipment
    Land and improvements                                  25,336         20,504
    Buildings and improvements                            927,079        976,839
    Equipment                                           2,097,181        604,788
    Vehicles                                              141,627        127,993
    Office equipment                                       40,266         32,145
    Construction in progress                                 --          231,116
                                                       ----------     ----------

                                                        3,231,489      1,993,385
    Less accumulated depreciation                         374,280        179,034
                                                       ----------     ----------

Net property and equipment                              2,857,209      1,814,351
                                                       ----------     ----------
Other assets
    Other investment, at cost                             174,300           --
    Intangible assets, net of amortization                 29,517         32,320
                                                       ----------     ----------

Total other assets                                        203,817         32,320
                                                       ==========     ==========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

      LIABILITIES AND STOCKHOLDERS'
        EQUITY (DEFICIT)                                 1998             1997

Current liabilities
    Notes payable                                    $ 1,756,611    $   726,609
    Current maturities of long-term debt                 156,900        152,300
    Accounts payable                                     593,213        327,437
    Customer deposits                                    153,810        163,810
    Accrued liabilities:
      Salaries and wages                                  30,032         22,272
      Interest                                           109,304         12,662
      Property taxes                                      24,393         19,212
      Payroll taxes                                         --            2,202
      Sales tax                                            3,611          2,030
      Other                                                 --            1,035
                                                       ----------     ----------

Total current liabilities                              2,827,874      1,429,569

Long-term debt, less current maturities                2,491,281        818,576
                                                       ----------     ----------

Total liabilities                                      5,319,155      2,248,145
                                                       ----------     ----------

Stockholders' equity (deficit)
    Common stock, $.0001 par value:
      Authorized,  50,000,000 shares
      Issued and outstanding, 34,344,636 shares
        and 20,454,944 shares, respectively                3,435          2,046
    Additional paid-in capital                         3,774,442      2,057,057
    Accumulated deficit                               (4,034,327)    (1,558,111)
                                                       ----------     ----------

                                                        (256,450)       500,992
    Minority interest in net equity position of
      consolidated subsidiary                             10,042         (1,304)
                                                       ----------     ----------

Total stockholders' equity (deficit)                    (246,408)       499,688
                                                       ----------     ----------

                                                     $ 5,072,747    $ 2,747,833
                                                       =========    ============

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
                     Years ended December 31, 1998 and 1997


                                                   1998                  1997

Revenues
    Lumber                                     $    456,281        $    167,563
    Advertising                                       4,143              17,443
                                               ------------        ------------
Total revenues                                      460,424             185,006

Cost of revenues                                    675,252             192,927
                                               ------------        ------------
Gross profit                                       (214,828)             (7,921)

Operating expenses                                1,433,209           1,232,460
                                               ------------        ------------
Loss from operations                             (1,648,037)         (1,240,381)
                                               ------------        ------------
Other income (expense)
    Rental income                                       400               7,500
    Interest income                                   2,498               4,730
    Miscellaneous income                             14,187              30,198
    Loss on disposal of
      property and equipment                       (213,718)               --
    Interest expense                               (620,200)            (69,396)
                                               ------------        ------------
Other expense, net                                 (816,833)            (26,968)
                                               ------------        ------------
Loss before income taxes                         (2,464,870)         (1,267,349)

Income tax credit                                      --                  --

Net loss                                       $ (2,464,870)       $ (1,267,349)
                                               ============        ============
Loss per share                                 $      (0.09)       $      (0.10)
                                               ============        ============
Weighted average number of
    shares                                       27,399,790          12,413,763
                                               ============        ============
Diluted loss per share                         $      (0.07)       $      (0.10)

Weighted average number of
   shares and dilutive
   potential shares                              33,389,790          12,413,763
                                               ============        ============

See notes to consolidated financial statements

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)
                     Years ended December 31, 1998 and 1997

                                      Common Stock
                               -----------------------                                                  Total
                                                          Additional                                Stockholders'
                                Shares          Stock      Paid-in      Accumulated     Minority       Equity
                                issued          Amount     Capital       Deficit        Interest       (Deficit)
                                ---------   -----------  -----------  -----------   ------------  -------------
Balance,  January 1, 1997       5,000,000   $       125  $    24,949  $  (293,066)  $        --   $  (267,992)

Reverse split -
     1 share for 4 shares      (3,750,000)           --           --           --            --            --

Stock issued                    2,550,000           255      127,245           --         1,000       128,500

Shares issued to acquire
     Resource Recovery, Inc.   15,435,369         1,544      399,393           --            --       400,937

Stock issued                    1,219,575           122    1,505,470           --            --     1,505,592

Net loss                               --            --           --   (1,265,045)       (2,304)   (1,267,349)
                               ----------   -----------  -----------  -----------   ------------  -------------
Balance, December 31, 1997     20,454,944         2,046    2,057,057   (1,558,111)       (1,304)      499,688

Stock issued                   13,889,692         1,389    1,717,385           --            --     1,718,774

Net loss                               --            --           --   (2,476,216)       11,346    (2,464,870)
                               ----------   -----------  -----------  -----------   ------------  -------------

Balance, Decembr 31, 1998      34,344,636   $     3,435  $ 3,774,442  $(4,034,327)  $    10,042   $  (246,408)
                               ==========   ===========  ===========  ===========   ===========   ============

See notes to consolidated financial statements.

                                   ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                                    Consolidated Statements of Cash Flows
                                   Years ended December 31, 1998 and 1997

                                                                          1998                   1997
Operating activities
    Net loss                                                              $ (2,464,870)          $ (1,267,349)
    Adjustments to reconcile net loss to net cash
        used for operating activities:
      Depreciation                                                             256,008                145,277
      Amortization                                                               3,358                  7,564
      Loss on disposal of property and equipment                               213,718                      -
      Issuance of common stock for services                                     31,540                 94,350
      Decrease (increase) in:
        Receivables                                                              1,260                 (3,777)
        Inventories                                                         (1,025,742)              (595,095)
        Prepaid expenses                                                       (72,389)               (48,805)
      Increase (decrease) in:
        Accounts payable                                                       265,776                153,352
        Customer deposits                                                      (10,000)               124,748
        Accrued liabilities                                                   107,927                 43,642
                                                                             ---------              ---------
Net cash used for operating activities                                      (2,693,414)            (1,346,093)
                                                                             ---------              ---------
Investing activities
    Purchase of property and equipment                                      (1,667,014)            (1,250,415)
    Proceeds from sale of property and equipment                               154,430                      -
    Loans made                                                                (174,300)                     -
    Increase in intangible assets                                                 (555)                  (444)
                                                                             ---------              ---------
Net cash used for investing activities                                      (1,687,439)            (1,250,859)
                                                                             ---------              ---------
Financing activities
    Proceeds from additional long-term debt                                  1,960,621                545,102
    Retirement of long-term debt                                              (283,316)               (56,312)
    Net proceeds from notes payable                                          1,486,565                738,969
    Issuance of common stock                                                 1,230,671              1,539,742
                                                                             ---------              ---------
Net cash provided by financing activities                                    4,394,541              2,767,501
                                                                             ---------              ---------
Cash
    Net increase                                                                13,688                170,549
    Beginning of year                                                          187,859                 17,310
                                                                             ---------              ---------
    End of year                                                              $ 201,547              $ 187,859
                                                                             =========              =========


See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                     Years ended December 31, 1998 and 1997

                                                       1998              1997

Supplemental cash flow information
    Cash paid for:
      Interest                                      $ 523,558        $ 88,433




Supplemental disclosure of noncash investing and financing activities

During 1997, the Company acquired the assets of True North TV 25 station for the assumption of the liabilities. The purchase price and related assumption of liabilities was as follows:

      Assets acquired:
        Account receivable                          $   4,100
        Equipment                                      31,366
        Goodwill                                       24,875
        Organizational costs                            7,545
                                                   ----------

                                                    $  67,886

      Liabilities assumed:
        Accounts payable                            $   6,487
        Long-term debt                                 61,399
                                                    ---------

                                                    $ 67,886

During 1998, loans from stockholders in the amount of $ 456,563 were converted into common stock.

During 1998 and 1997, the Company issued common stock in exchange for services. Shares issued during 1998 and 1997 were 315,395 and 943,500, respectively. The value of the shares issued were $31,540 and $94,350, respectively.

See notes to consolidated financial statement.

                      ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                         Consolidated Operating Expenses
                      Years ended December 31, 1998 and 1997

                                                  1998          1997
                                                  ----          ----

Advertising                                   $   11,786  $   12,803
Amortization                                       3,358          98
Bank charges                                       4,533       4,303
Commissions                                        1,103       3,667
Contributions                                         70         378

Depreciation                                      72,418      37,139
Director fees                                     20,000        --
Dues and subscriptions                             2,697         650
Equipment rental                                   3,995       7,611
Insurance-general                                106,208      57,699

Insurance-health                                  59,667      34,520
Leases                                             3,372      15,401
Licenses and fees                                    730       5,917
Lobbying expenses                                 20,430        --
Lodging                                           64,488     139,587

Meals and entertainment                           13,118      16,927
Outside services                                  40,949      78,613
Payroll taxes                                     43,698      27,005
Postage                                            7,141       8,645
Professional services                            183,207     226,863

Property taxes                                    25,950      31,114
Public relations                                   7,667      23,133
Rent                                              17,693       6,198
Repairs and maintenance                           12,491       7,952
Research and development                         188,856       8,189

Supplies                                          48,264     116,264
Telephone expense                                 67,025      56,495
Training                                             305          85
Utilities                                          4,362       1,565
Vehicle expense                                   20,183      16,612
Wages                                            377,445     287,027
                                              ----------  ----------

                                              $1,433,209  $1,232,460
                                              ==========  ==========
See notes to consolidated financial statement.

                      ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Cost of Revenues
                      Years ended December 31, 1998 and 1997


                                                 1998           1997

Inventories, beginning of year                $  652,931  $   57,836

Purchases                                        835,200     358,496

Direct labor                                     351,753     144,102

Payroll taxes                                     29,428      16,309

Other costs:
------------
    Depreciation                                 183,590     108,138
    Freight                                       83,553       2,576
    Permits and fees                              18,665      28,868
    Repairs and maintenance                       20,813       4,084
    Subcontractors                                 7,194       1,212
    Supplies                                      69,612      62,177
    Utilities                                     76,399      23,775
    Vehicle expense                                5,607      17,736
    Vessel expense                                19,180      20,549
                                              ----------    ---------

                                               2,353,925     845,858

Inventories, end of year                       1,678,673     652,931
                                              ----------    ---------

                                              $  675,252  $  192,927
                                              ==========  ===========

See notes to consolidated financial statement.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


Note 1 - Nature of business and significant accounting policies
------

A.   Organization and Nature of business
     -----------------------------------

     On June 2, 1997, Enviro-Recovery, Inc. (Company) acquired Resource Recovery, Inc. and it's subsidiaries, Superior Water Logged Lumber Company, Inc. and Viking Marine, Inc. in a business combination accounted for as a pooling of interests. Resource Recovery, Inc. became a wholly-owned subsidiary of the company through the exchange of 15,435,369 shares of the company's common stock for all of the outstanding stock of Resource Recovery, Inc. The accompanying financial statements for 1997 are based on the assumption that the companies were combined for the full year.

     The Company is engaged in the production of lumber and wood products from old growth forest timber recovered from the bottom of the lakes and rivers of North America. Lumber sales are made to customers located mainly in the upper Midwestern region of the United States. The Company also operates True North TV 25 in Ashland, Wisconsin with sales to advertisers located in or with operations in that same area.

     B.  Principles of consolidation
         ---------------------------

     The consolidated financial statements include the accounts of the Company and all subsidiaries in which more than 50% control is maintained. Those subsidiaries include:

                                                                     Ownership
                                                                     Interest

        Resource Recovery, Inc.                                        100%
        Superior Water Logged Lumber Company, Inc.                     100%
        Resource Recovery of Wisconsin, Inc.                           100%
        Viking Marine, Inc.                                             75%

     All significant intercompany balances and transactions have been eliminated.

     C.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.   Receivables

     The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required to state accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 1 - Nature of business and significant accounting policies, continued
------

C.   Inventories

     Inventories are stated at the lower of cost or market. The cost of inventory is determined on the first-in, first-out (FIFO) method.

D.   Property and equipment and depreciation
     ---------------------------------------

     Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expense currently as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

     Depreciation for financial reporting and income tax purposes is provided over the estimated useful lives of the respective assets using the straight-line and accelerated methods.

E.   Amortization

     Intangible assets and deferred charges of the Company are amortized using a straight-line method as follows:

                          Goodwill                          15 years
                          Organizational costs               5 years
                          Trademark                         15 years

F.   Income taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of inventories and property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will wither be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 2 - Acquisition of television station

On November 1, 1997, Resource Recovery of Wisconsin, Inc. acquired the assets of the True North TV 25 station for the assumption of liabilities in the amount of $ 67,886. The acquisition was accounted for as a purchase. The results of operations of the True North TV 25 station have been included in the accompanying statement of operations from the date of acquisition forward.

The purchase price was allocated as follows:

         Accounts receivable                                $ 4,100
         Equipment                                           31,366
         Goodwill                                            24,875
         Organizational costs                                 7,545
                                                            -------

                                                           $ 67,886
                                                           ========

Note 3 - Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.


Note 4 - Inventories

Inventories at December 31, 1998 and 1997 consisted of the following:
                                                           1998         1997
                                                           ----         ----

Raw materials                                          $  399,573  $   75,402

Supplies                                                    5,000       5,000

Retail inventory                                           24,262       3,216

Work in process and finished goods                      1,249,838     569,313
                                                       ----------   ---------

                                                       $1,678,673   $ 652,931
                                                       ==========   =========

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 5 - Investment in Brazil operations

On July 27, 1998 the Company entered into a joint venture purchase/agreement with three affiliated Brazilian operations - Know How Madeiras, Lamituc Ltd., and R.. Corte Real Barros - along with the individual owners of the operations Rogerio Corte Real Barros and Gilberto de Paula Corte Real. The three operations are sawmills and related facilities located on Lake Tucurui, Brazil. The operations have contract rights for the recovery of submerged lumber in the Lake Tucurui hydroelectric reservoir. Upon execution of this agreement and the payment of $100,000, the Company received a band saw and the first right of refusal of all wood subsequently recovered from Lake Tucurui by the three affiliated Brazilian operations. As of December 31, 1998, the Company had funded an additional $74,300 for the purchase of the three affiliated Brazilian operations. The terms of the acquisition and acquisition schedule were amended on March 3, 1999. The amended acquisition agreement was terminated due to the affiliated Brazilian operation's not obtaining the complete allotment of rights to extract timber from Lake Tucurui, Brazil. Under the termination clause, the Brazilian operations shall refund the $74,300 to the Company. The Company continues to maintain the first right of refusal for timber extracted by the Brazilian operations.


Note 6 - Intangible assets

Intangible assets at December 31, 1998 and 1997 consisted of the following:

                                               1998                  1997
                                               ----                 -----

     Goodwill                               $ 24,873              $ 24,873
     Organizational costs                      7,989                 7,989
     Trademark                                   555                     -
                                            --------              ---------

                                              33,417                32,862
     Less accumulated amortization             3,900                   542
                                            --------              ---------

     Intangible assets, net                 $ 29,517              $ 32,320
                                             =======               =======

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 7 - Notes payable

Notes payable at December 31, 1998 and 1997 consisted of the following:

                                                     1998              1997
                                                     ----              ----
     Northern State Bank
         10.25% note, retired in 1998              $   -             $ 50,000

         10.25% note, retired in 1998                  -               50,000

     Stockholders 5.63% notes, unsecured:
              Kevin Deutsch, retired in 1998           -               50,373
                  New note                        53,464                    -

              Kent and Carmel Lowry, retired
                  in 1998                              -               50,285

              Jack Lowry, retired in 1998              -               50,285

              William and Reeva Heide, retired
                  in 1998                              -              105,404

              Michael Wagner, retired in 1998          -               50,138

              Wade Micoley, retired in 1998            -               25,030

              Jeff Noeldner, retired in 1998           -               25,030
                  New note                       164,082                    -

              Steven Schock, retired in 1998           -              100,017

              Rick Luytjes                       207,734                    -

              Scott Mitchen                       89,262                    -

              Thomas Evinrude                     25,411                    -

     Subsequent to December 31, 1998, these notes were converted into common stock.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 7 - Notes payable, continued

                                                    1998                  1997
                                                    ----                  ----
     Kenneth C. Wiley
         9.50% note, retired in 1998                   -               100,000
     David P. Grau
         10.00% note, retired in 1998                  -                50,000

     M & I Bank
         9.50% note, retired in 1998                   -                20,047

     Jack Lowry
         9.75%* note, due April, 1999,
         secured by real estate                  300,000                     -

     First Capital Services, Inc.
         32% note, due April, 1999               250,000                     -
         24% note, due September, 1999           650,000                     -

     Subsequent to December 31, 1998, $300,000 was converted into common stock.

     Edge Tech
         13.72% note, payable in monthly
         installments of $2,490 to June,
         1999, secured by equipment               16,658                     -
                                               ---------              ---------

                                             $ 1,756,611             $ 726,609
                                              ==========             =========

     * Interest rate fluctuates at 2% over prime.


Note 8 - Long-term debt

Long-term debt at December 31, 1998 and
     1997 consisted of the following:

                                                   1998                  1997
                                                   ----                  ----
     Northern States Power Company
         10.25% note, payable in monthly
         installments of $1,069
         including interest to October, 2001,
         secured by real estate                 $ 34,548              $ 40,504

         10.00% note, payable in monthly
         installments of $2,295
         including interest to June, 2003,
         secured by real estate                  105,199                     -

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 8 - Long-term debt, continued
                                                   1998                  1997
                                                   ----                  ----
     M & I Bank
         9.75%* note, payable in monthly
         installments of $6,700
         including interest to January, 2000,
         secured by a general
         business security agreement             255,883               267,694

         10.50%* note, retired in 1998                 -                32,677

         10.25% note, retired in 1998                  -                71,779

         10.25%** note, payable in monthly
         installments of $682
         including interest to June, 2006,
         secured by a general business
         security agreement                       43,734                46,398

     William and Reeva Heide
         8.50% note, payable as follows:
         Interest only during the first year,
         principal payment of $10,000 and
         interest in each of the second, third
         and fourth years with the remaining
         balance and interest payable in the
         fifth year (June, 2001), unsecured      100,000               150,000

     Jerry and Jane Immel
         8.00% note, payable in quarterly
         installments of $1,200 the first year,
         $1,800 the second year and $2,400 the
         third year, with a balloon payment of
         $7,993 including interest to
         August 1, 1999, unsecured                17,952                22,980

     Norwest Bank
     ------------
         10.25% note, retired in 1998                  -                16,700

         10.50% note, payable in monthly
         installments of $304 including
         interest to July, 2001, secured
         by a vehicle                              8,221                11,104

         10.25% note, payable in monthly
         installments of $451 including
         interest to November, 2001,
         secured by a vehicle                     13,589                17,440


     Department of Development
     -------------------------
         4.00% note, amounts advanced under
         the terms of $350,000 note,
         interest only payments to August, 1999,
         then payable in monthly installments
         of $5,400, including interest to July,
         2004 at which time the remaining balance
         is due, secured by accounts receivable,
         inventory, intangibles and waterway
         rights.                                 337,297               217,297

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 8 - Long-term debt, continued
                                                   1998                  1997
                                                   ----                  ----
     Northwest WI Business Development Co.
         7.50% note, amounts advanced under
         the terms of $100,000 note, due
         February 15, 2007, interest only
         payments until September 15, 1997.
         Monthly principal and interest
         payments of $1,624 starting September
         15, 1997, secured by a general
         business agreement and personal
         guarantees of Scott Mitchen and
         Robert Holland                           98,423                13,923

     Ashland Area Development Corporation
         4.00% note, interest only payments
         until March, 1999, then payable in
         monthly installments of $276
         including interest to June, 2004,
         secured by specific equipment            14,391                15,000

     HP Envirovision
         8.00% note, retired in 1998                   -                47,380

     GMAC
         8.9% note, payable in monthly
         installments of $802 to May,
         2002, secured by a vehicle               29,596                     -

     The Associates
         9.75% note, payable in monthly
         installments of $800 to June, 2000       11,962                     -

     Caterpillar Financial Services Corporation
         8.67% note, payable in monthly
         installments of $1,281 to April,
         2002, secured by equipment               44,496                     -

     Steven Schock
         8.00% note, due September, 2000,
         unsecured                               137,300                     -

     Thomas Evinrude
         9.00% note, due August, 2000,
         secured by a first priority
         security interest in specific
         property and a general security
         interest                              1,395,590                     -
                                               ---------               -------

     Total Long-term debt                      2,648,181               970,876
     Current maturities                          156,900               152,300
                                               ---------               -------

Long-term debt, less current maturities      $ 2,491,281             $ 818,576
                                             ===========             =========

*  Interest rate fluctuates at 2% over prime.
** Interest rate fluctuates at 2.50% over prime.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 8 - Long-term debt, continued

Maturities of long-term debt at December 31, 1998 are as follows:

          Year ending
           December,
              1999                            $ 156,900
              2000                            1,881,800
              2001                              229,000
              2002                              113,800
              2003                              121,700
           Thereafter                           144,981
                                             ----------

                                            $ 2,648,181
                                            ===========

Note 9 - Income taxes

The net deferred tax asset related to the net operating loss carryforwards has been offset in its entirety by a valuation allowance. No tax benefit has been reported for the year ended December 31, 1998 and 1997 .

The net deferred tax asset and valuation allowance at December 31, 1998 and 1997 are as follows:

                                            1998               1997
                                            ----               ----

     Deferred tax asset                    $838,000           $431,000
     Valuation allowance                   (838,000)          (431,000)
                                           --------           --------

         Net deferred tax asset            $      -           $      -
                                           ========           ========


Net operating loss carryforwards available to offset future federal and state taxable income approximate $4,000,000 and expire in years 2007 - 2013.


Note 10 - Advertising costs

Advertising and marketing costs are expenses as incurred. Advertising and marketing costs amounted to $11,786 and $12,803 for the years ended December 31, 1998 and 1997, respectively.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 11 - Stock option plans - common stock
-------

The Company has two broad-based stock option plans established on June 5, 1998 under which non-qualified and qualified stock options may be granted to certain employees and non-employee stockholders. Each option allows for purchase of one common share of the company.

Qualified Plan - Employees

This plan calls for immediate vesting of options on June 5, 1998 with either a four or five year vesting schedule for additional options to be granted. The exercise price of the vested options at December 31, 1998 is $10 per share for options vested at that time. The exercise price for subsequent options will be the closing market price on the day before the option vest (June 4) of each succeeding year. These options will expire on termination of employment or on June 4, 2005.

Non-qualified Plans - Non-employee shareholders

This plan calls for immediate vesting of options on September 23, 1998 with a one-year schedule to September 22, 1999 for additional options. The exercise price for current and subsequent options is the same as the qualified option plan. The options under this plan expire May 2, 2003.

A summary of the status of the Company's two stock option plans is presented below for current and subsequent options granted:
                                           Options              Exercise
                                         Outstanding       Price Per Share
Qualified plan
     Balance at January 1, 1998                  -                $    -
     Options granted - June 5, 1998      4,640,000         $         .10
                                         =========          ============

Subsequent options
     June 5,  1999                       1,095,000
              2000                       1,095,000
              2001                       1,095,000
              2002                       1,095,000
              2003                         650,000
                                         ---------

                                         5,030,000
                                         =========

Non-qualified plan
     Balance at January 1, 1998                  -                     -
     Options granted - September 23,
     1998                                1,350,000        $          .10
                                         =========         =============

Subsequent options
     September 23, 1999                  2,000,000
                                         =========

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 12 - Risk Concentrations

The Company's business entails a number of risks. A significant portion of the Company's revenue is concentrated with one customer. This one customer accounts for $162,000 and $42,100 and 36% and 23% of total revenue in 1998 and 1997, respectively.

The Company is also dependent upon a small number of suppliers. Of these suppliers, one accounted for approximately 31% of cost of revenues in 1997 only. There were no suppliers in excess of 10% of cost of revenues in 1998.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998

      ASSETS
                                                            1999          1998
                                                            ----          ----
Current assets
    Cash                                                $  102,044  $  359,810
    Accounts receivable                                     70,567     116,343
    Inventories                                          2,133,371     607,839
    Prepaid expenses                                       140,323      70,777
                                                        ----------   ---------
Total current assets                                     2,446,305   1,154,769
                                                        ----------   ---------
Property and equipment
    Land and improvements                                   25,366      25,366
    Buildings and improvements                             935,452     907,035
    Equipment                                            2,872,816   2,284,752
    Vehicles                                               141,627     163,328
    Office equipment                                        44,829      38,210
                                                        ----------   ---------
                                                         4,020,090   3,418,691
    Less accumulated depreciation                          477,219     310,910
                                                        ----------   ---------
Net property and equipment                               3,542,871   3,107,781
                                                        ----------   ---------
Other assets
    Note receivable                                        44,000
    Other investment, at cost                             174,300      22,166
    Intangible assets, net of
      amortization                                         26,992     174,300
                                                        ----------   ---------
Total other assets                                        245,292     196,466
                                                        ----------   ---------
                                                       $6,234,468  $4,459,016
                                                       ==========  ==========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998


      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                         1999           1998
                                                         ----           ----
Current liabilities
    Notes payable                                    $ 2,268,000   $ 1,485,610
    Current maturities of
     long-term debt                                      135,500       155,000
    Accounts payable                                     381,537       420,438
    Accrued liabilities                                  411,595       127,994
                                                     -----------   -----------
Total current liabilities                              3,196,632     2,189,042

Long-term debt, less current
   maturities                                          1,113,710     1,590,851
                                                     -----------   -----------
Total liabilities                                      4,310,342     3,779,893
                                                     -----------   -----------

Stockholders' equity
    Common stock                                           7,132         3,032
    Additional paid-in capital                         7,795,919     4,137,236
    Treasury stock, at cost                              (10,000)
    Accumulated deficit                               (4,034,327)   (1,558,111)
    Current loss                                      (1,844,640)   (1,901,730)
                                                     -----------   -----------
                                                       1,914,084       680,427
    Minority interest in net equity
      position of consolidated
      subsidiary                                          10,042        (1,304)
                                                     -----------   -----------
Total stockholders' equity                             1,924,126       679,123
                                                     -----------   -----------

                                                     $ 6,234,468   $ 4,459,016
                                                     ===========   ===========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statement of Operations
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998


                                                       1999           1998
                                                       ----           ----

Revenues                                          $   745,379   $   260,201

Cost of revenues                                    1,043,531       382,495
                                                  -----------   -----------
Gross profit (loss)                                  (298,152)     (122,294)

Operating expenses                                  1,030,370     1,093,529
                                                  -----------   -----------
Loss from operations                               (1,328,522)   (1,215,823)
                                                  -----------   -----------
Other income (expense)
    Interest income                                     5,282         2,437
    Settlement expense                                (65,400)     (206,309)
    Interest expense                                 (456,000)     (482,035)
                                                  -----------   -----------
Other expense, net                                   (516,118)     (685,907)
                                                  -----------   -----------
Loss before income taxes                           (1,844,640)   (1,901,730)

Income tax credit                                          --            --
                                                  -----------   -----------
Net loss                                          $(1,844,640)  $(1,901,730)
                                                  ===========   ===========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998

                                                       1999           1998
                                                       ----           ----
Operating activities
    Net loss                                       $(1,844,640)  $(1,901,730)
    Adjustments to reconcile net loss to net cash
        used for operating activities:
      Depreciation                                     102,939       131,876
      Amortization                                       2,525        10,154
      Decrease (increase) in:
        Receivables                                    (60,260)     (104,776)
        Inventories                                   (454,698)       45,092
        Prepaid expenses                               (19,129)      (21,972)
      Increase (decrease) in:
        Accounts payable                              (211,676)       93,001
        Accrued liabilities                             90,445       (95,229)
                                                     ---------     ---------
Net cash used for operating activities              (2,392,495)   (1,843,584)
                                                     ---------     ---------
Investing activities
    Purchase of property and equipment                (788,601)   (1,425,306)
    Loans made                                         (44,000)     (174,300)
                                                     ---------     ---------

Net cash used for investing activities                (832,601)   (1,599,606)
                                                     ---------     ---------

Financing activities
    Net proceeds (retirement) of
      notes payable                                    511,389       759,001
    Net proceeds (retirement) of
      long-term debt                                (1,398,971)      774,975
    Issuance of common stock                         4,025,174     2,081,165
    Treasury stock purchase                            (10,000)
                                                     ---------     ---------
Net cash provided by financing activities            3,127,592     3,615,141
                                                     ---------     ---------
Cash
    Net decrease                                       (97,504)      171,951
    Beginning of period                                201,547       187,859
                                                     ---------      --------
    End of period                                    $ 104,043     $ 359,810
                                                     =========     =========
                                      F-25

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES
                   (Formerly NSJ Mortgage Capital Corporation)

                 Consolidated Statement of Stockholders' Equity
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998

                                   Common Stock
                              ----------------------
                                                        Additional                                  Total
                               Shares         Stock      Paid-in     Accumulated    Minority    Stockholders'
                               issued         Amount     Capital       Deficit      Interest       Equity
                              --------      --------    ----------   -----------    --------    -------------
Balance,
     January 1, 1997         5,000,000   $       125  $    24,949  $  (293,066)  $      --     $  (267,992)

Reverse split -
  1 share for 4 shares      (3,750,000)         --           --           --            --            --

Stock issued                 2,550,000           255      127,245         --           1,000       128,500

Stock issued to acquire
  Resource Recovery, Inc.   15,435,369         1,544      399,393         --            --         400,937

Stock issued                 1,219,575           122    1,505,470         --            --       1,505,592

Net loss                          --            --           --     (1,842,336)       (2,304)   (1,844,640)
                           -----------   ----------   -----------  -----------   -----------   -----------
Balance,
     December 31, 1997      20,454,944   $     2,046  $ 2,057,057  $(2,135,402)  $    (1,304)  $   (77,603)
                           ===========   ===========  ===========  ==========    ===========   ===========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 1 - Nature of business and significant accounting policies
------

A.   Nature of business
     ------------------

     The Company is engaged in the production of lumber and wood products from old growth forest timber recovered from the bottom of the lakes and rivers of North America. Lumber sales are made to customers located mainly in the upper Midwestern region of the United States. The Company also operates True North TV 25 in Ashland, Wisconsin with sales to advertisers located in or with operations in that same area.

     B.  Principles of consolidation
         ---------------------------

          The consolidated financial statements include the accounts of the Company and all subsidiaries in which more than 50% control is maintained. Those subsidiaries include:

                                                                   Ownership
                                                                    Interest
                                                                   ---------

         Resource Recovery, Inc.                                       100%
         Superior Water Logged Lumber Company, Inc.                    100%
         Resource Recovery of Wisconsin, Inc.                          100%
         Viking Marine, Inc.                                            75%

          All significant intercompany balances and transactions have been eliminated.

     C.  Estimates
         ---------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     D.  Receivables
         -----------

          The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required to state accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

     E.  Inventories
         -----------

          Inventories are stated at the lower of cost or market. The cost of inventory is determined on the first-in, first-out (FIFO) method.

     F.  Property and equipment and depreciation
         ---------------------------------------

          Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expense currently as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 1 - Nature of business and significant accounting policies, continued
------

         Depreciation for financial reporting and income tax purposes is provided over the estimated useful lives of the respective assets using the straight-line and accelerated methods. Depreciation expense for the period ended September 30, 1999 amounted to $102,939.

     G.  Amortization
         ------------

         Intangible assets and deferred charges of the Company are amortized using a straight-line method as follows:

                 Goodwill                                     15 years
                 Organizational costs                          5 years
                 Trademark                                    15 years

     H.  Income taxes
         ------------

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of inventories and property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will wither be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.


Note 2 - Cash
-----
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.


Note 3 - Inventories
------

Inventories at September 30, 1999 consisted of the following:

         Raw materials                                   $        356,051

         Supplies                                                  46,174

         Retail inventory                                          30,967

         Work in process and finished goods                     1,700,149
                                                         ----------------

                                                         $      2,133,341
                                                         ================

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 4 - Investment in Brazil operations
------

On July 27, 1998 the Company entered into a joint venture purchase/agreement with three affiliated Brazilian operations - Know How Madeiras, Lamituc Ltd., and R.. Corte Real Barros - along with the individual owners of the operations Rogerio Corte Real Barros and Gilberto de Paula Corte Real. The three operations are sawmills and related facilities located on Lake Tucurui, Brazil. The operations have contract rights for the recovery of submerged lumber in the Lake Tucurui hydroelectric reservoir. Upon execution of this agreement and the payment of $100,000, the Company received a band saw and the first right of refusal of all wood subsequently recovered from Lake Tucurui by the three affiliated Brazilian operations. As of September 30, 1999, the Company had funded an additional $74,300 for the purchase of the three affiliated Brazilian operations. The terms of the acquisition and acquisition schedule were amended on March 3, 1999. The amended acquisition agreement was terminated due to the affiliated Brazilian operation's not obtaining the complete allotment of rights to extract timber from Lake Tucurui, Brazil. Under the termination clause, the Brazilian operations shall refund the $74,300 to the Company. The Company continues to maintain the first right of refusal for timber extracted by the Brazilian operations.


Note 5 - Intangible assets
------

Intangible assets at September 30, 1999 consisted of the following:

         Goodwill                                     $         24,873
         Organizational costs                                    7,989
         Trademark                                                 555
                                                      ----------------

                                                                33,417
         Less accumulated amortization                           6,425
                                                      ----------------

         Intangible assets, net                       $         26,992
                                                      ================

Amortization expense for the period ended September 30, 1999 amounted to $2,525.


Note 6 - Notes payable
------

Notes payable at September 30, 1999 consisted of the following:

         Thomas Evinrude
             9% note, due August, 2000, secured
                 by a first priority security interest
                 in specific property and a general
                 security interest                            $      1,395,590

         Jack Lowry
             10 1/4%* note, due April, 2000,
                 secured by real estate                                300,000

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 6 - Notes payable, continued
------

         First Capital Services, Inc.
             32% note, due April, 2000                                250,000
             24% note, due September, 2000                            300,000

         Other                                                         22,464
                                                             ----------------

                                                             $      2,268,054
                                                             ================
* Interest rate fluctuates at 2% over prime.


Note 7 - Long-term debt

Long-term debt at September 30, 1999 consisted of the following:

         Northern States Power Company
             10 1/4% note, payable in monthly
                 installments of $1,069 including
                 interest to October, 2001, secured
                 by real estate                              $         33,774

             10% note, payable in monthly installments
                 of $2,295 including interest to June,
                 2003, secured by real estate                         103,781

         M & I Bank
             10 1/4%* note, payable in monthly installments
                 of $6,700 including interest to January,
                 2000, secured by a general business security
                 agreement                                            246,790

             10 3/4%** note, payable in monthly installments
                 of $682 including interest to June, 2006,
                 secured by a general business security agreement      42,888

         William and Reeva Heide
             8   1/2% note, payable as follows: Interest only
                 during the first year, principal payment of
                 $10,000 and interest in each of the second, third
                 and fourth years with the remaining balance and
                 interest payable in the fifth year (June, 2001),
                 unsecured                                            100,000

         Jerry and Jane Immel
             8% note, payable in quarterly installments of $1,200
                the first year, $1,800 the second year and $2,400
                the third year, with a balloon payment of $7,993
                including interest to August 1, 1999, unsecured        17,952

         Norwest Bank
             10 1/2% note, payable in monthly installments of
                 $304 including interest to July, 2001,
                 secured by a vehicle                                   2,888

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 7 - Long-term debt, continued

         Department of Development
             4%  note, amounts advanced under the terms of
                 $350,000 note, interest only payments to
                 August, 1999, then payable in monthly
                 installments of $5,400, including interest
                 to July, 2004 at which time the remaining
                 balance is due, secured by accounts
                 receivable, inventory, intangibles
                 and waterway rights.                                 333,021

         Northwest WI Business Development Co.
             7   1/2% note, amounts advanced under
                 the terms of $100,000 note, due February 15,
                 2007, interest only payments until September
                 15, 1997. Monthly principal and interest
                 payments of $1,624 starting September 15, 1997,
                 secured by a general business agreement
                 and personal guarantees of Scott Mitchen
                 and Robert Holland                                    98,423

         Ashland Area Development Corporation
             4%  note, interest only payments until March,
                 1999, then payable in monthly installments of
                 $276 including interest to June, 2004,
                 secured by specific equipment                         14,162

         GMAC
             8.9% note, payable in monthly installments of
                 $802 to May, 2002, secured by a vehicle               23,991

         The Associates
             9 3/4% note, payable in monthly installments
                  of $800 to June, 2000                                 5,424

         Caterpillar Financial Services Corporation
             8.67% note, payable in monthly installments of
                   $1,281 to April, 2002, secured by equipment         35,612

         Steven Schock
             8% note, due September, 2000, unsecured                  137,300
                                                                  -----------

         Total long-term debt                                       1,196,006
         Current maturities                                           135,500
                                                                  -----------

         Long-term debt, less current maturities                  $ 1,060,506
                                                                  ===========

*  Interest rate fluctuates at 2% over prime.
** Interest rate fluctuates at 2 1/2% over prime.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 7 - Long-term debt, continued
------

Maturities of long-term debt at September 30, 1999 are as follows:

            Year ending
           September 30,

               2000                       $        135,500
               2001                                464,000
               2002                                218,600
               2003                                108,600
               2004                                116,100
            Thereafter                             153,206
                                          ----------------

                                          $      1,196,006
                                          ================

Note 8 - Income taxes
------

The net deferred tax asset related to the net operating loss carryforwards has been offset in its entirety by a valuation allowance. No tax benefit has been reported for the period ended September 30, 1999.

The net deferred tax asset and valuation allowance at September 30, 1999 is as follows:

                  Deferred tax asset       $        1,890,000
                  Valuation allowance              (1,890,000)
                                           ------------------

                  Net deferred tax asset   $               -
                                           ==================

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(a)     Exhibits

     3.1* Restated and Amended Certificate of Incorporation of the Registrant

     3.2* By-laws of the Registrant

     4.1* Form of Common Stock Certificate of Registrant

     10.1* 1998 Performance Equity Plan

     10.2* Form of Stock Option Agreement between Registrant and Steven Schock

     10.3* Form of Stock Option Agreement between Registrant and David Neitzke

     10.4* Form of Agreement between Registrant and Fund Amazon, and Eco-Wood,
          Ltd.

     10.5* Loan Agreement dated August 5, 1998 between Superior Water - Logged
           Lumber Co., Inc. and Thomas Evinrude.

     21.1* Subsidiaries of Registrant

     27.1* Financial Data Schedule



*       Filed herewith.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of January, 2000.


                                    ENVIRO-RECOVERY, INC.

                                     /s/ Jeff Wierichs
                                    --------------------------
                                    Jeff Wierichs,
                                    Acting Chief Executive Officer


                                      -26-